Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

October 28, 2015

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated May 4, 2015 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated May 4, 2015 contained in the Company’s Registration Statement (No. 333-202913) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
1 Year 10.00% per annum Autocallable Reverse Convertible Securities due October 28, 2016	October 23, 2015	F182
1 Year 8.50% per annum Autocallable Reverse Convertible Securities due October 28, 2016	October 23, 2015	F183
1 Year 8.00% per annum Autocallable Reverse Convertible Securities due October 28, 2016	October 23, 2015	F184
1 Year 8.00% per annum Autocallable Reverse Convertible Securities due October 28, 2016	October 23, 2015	F185
Dual Directional Capped Knock-Out Notes due April 27, 2017	October 23, 2015	J496
Absolute Return Barrier Securities due October 28, 2019	October 23, 2015	T642
6.75% per annum Contingent Coupon Callable Yield Notes due October 28, 2020	October 23, 2015	U1368
Trigger Phoenix Autocallable Optimization Securities	October 23, 2015	U1372AB